Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-161379-03

May 10, 2012

SCE Trust I

19,000,000 5.625% Trust Preference Securities

(Cumulative, Liquidation Amount $25 per Trust Preference Security)

Fully and unconditionally guaranteed, to the extent described in the related Prospectus, by

Southern California Edison Company

SUMMARY OF TERMS

Issuer:	SCE Trust I (the “Issuer”), a Delaware statutory trust, the sole assets of which will be the shares of Series F Preference Stock (the “Series F Preference Shares”) issued by Southern California Edison (the “Company”). The Company will own all the common securities of the Issuer.

Guarantor:	The Company, to the extent described in the related prospectus dated May 10, 2012 (the “Prospectus”).

Securities Offered:	19,000,000 5.625% Trust Preference Securities (Cumulative)

Over-allotment Option:	1,000,000 Trust Preference Securities

Liquidation Amount:	$25 per Trust Preference Security

Aggregate Liquidation Amount:	$475,000,000 ($500,000,000 if the Over-allotment Option is exercised in full)

Expected Ratings of Securities*:	Baa2 / BBB- / BBB+ (Moody’s / S&P / Fitch)

Trade Date:	May 10, 2012

Settlement Date:	May 17, 2012 (T+5)

Maturity:	Perpetual

Public Offering Price:	100% per Trust Preference Security

Distributions:	5.625% of the liquidation amount of $25 per Trust Preference Security per annum, payable quarterly in arrears on March 15, June 15, September 15 and December 15 of each year, beginning on September 15, 2012, subject to the Issuer receiving dividend payments on the Series F Preference Shares when, as, and if declared by the Company. Distributions on the Trust Preference Securities, and dividends on the Series F Preference Shares, are cumulative from the date of issue.

Optional Redemption:	The Company may redeem the Series F Preference Shares (i) at its option, in whole or in part, at any time, or from time to time, on or after June 15, 2017, and (ii) in whole, but not in part, at any time prior to June 15, 2017 within 90 days after certain changes in tax or investment company law or interpretation occur, as described in the Prospectus, at 100% of their liquidation preference, plus accrued and unpaid dividends, if any. Upon any redemption of the Series F Preference Shares, a corresponding amount of Trust Preference Securities will be redeemed.

Voting Rights:	None generally, except as described in the Prospectus.

Ranking:	The Series F Preference Shares will rank equally with other series of the Company’s preference stock, including the Company’s Series A, B, C, D and E Preference Stock; junior to the Company’s cumulative preferred stock and secured and unsecured debt; and senior to the Company’s common stock. The Trust Preference Securities will effectively have the same ranking as the Series F Preference Shares as described in the Prospectus.

Issuance of Senior Shares:	As long as any Series F Preference Shares are outstanding, the Company does not intend to issue any shares of capital stock ranking senior to the Series F Preference Shares with respect to payment of dividends and distribution of the Company’s assets upon the Company’s liquidation, dissolution or winding up.

No Conversion Rights:	Neither the Trust Preference Securities nor the Series F Preference Shares will be convertible into shares of any other class or series of the Company’s capital stock or any other security.

Use of Proceeds:	The Issuer will use all the proceeds from the sale of the Trust Preference Securities (and the sale of the Issuer’s common securities to the Company) to purchase the Series F Preference Shares from the Company. The Company intends to use the net proceeds from the sale of the Series F Preference Shares to the Issuer to repay commercial paper borrowings, to partially redeem other series of the Company’s preference stock and/or for general corporate purposes.

Tax Treatment:	Generally eligible for the “dividend-received deduction” (DRD) and “qualified dividend income” (QDI) treatment, as long as the Company has current or accumulated earnings and profits.

Listing:	Application will be made to list the Trust Preference Securities on the New York Stock Exchange under the symbol “SCE PR F.” If approved for listing, the Company expects the Trust Preference Securities will begin trading on the New York Stock Exchange within 30 days after May 17, 2012.

Form:	Book-entry only

CUSIP/ISIN:	78406T201/US78406T2015

Sole Structuring Advisor:	RBC Capital Markets, LLC (“RBC Capital Markets”)

Joint Book-Running Managers:	Citigroup Global Markets Inc. (“Citigroup”) Morgan Stanley & Co. LLC (“Morgan Stanley”) RBC Capital Markets UBS Securities LLC (“UBS Investment Bank”)

Co-managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC Muriel Siebert & Co., Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-877-858-5407 for Citigroup, by calling toll-free 1-800-584-6837 for Morgan Stanley, by calling toll-free 1-866-375-6829 for RBC Capital Markets or by calling collect 1-877-827-6444 ext. 561-3884 for UBS Investment Bank.